UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________________

FORM SD

SPECIALIZED DISCLOSURE REPORT

ION Geophysical Corporation
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	1-12691 (Commission file number)	22-2286646 (I.R.S. Employer Identification No.)

2105 CityWest Blvd, Suite 100 Houston, Texas (Address of principal executive offices)	77042-2855 (Zip Code)

Matthew Powers
Executive Vice President, General Counsel and Corporate Secretary
(281) 933-3339

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 – Conflict Minerals Disclosure

Item 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit

Conflict Minerals Disclosure

A copy of the Conflict Minerals Report of ION Geophysical Corporation (the “Company”) for the calendar year ended December 31, 2018, is filed as Exhibit 1.01 hereto and is publicly available in the Investor Relations – Corporate Governance section of the Company’s website at www.iongeo.com. Please note that the contents of the website referenced in this Form SD are not incorporated into this filing. Further, the reference to the URL for the website referenced in this Form SD is intended to be an inactive textual reference only.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report for the reporting period January 1, 2018 to December 31, 2018.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ION GEOPHYSICAL CORPORATION
By: /s/ MATTHEW POWERS Matthew Powers, Executive Vice President, General Counsel and Corporate Secretary	Date: May 31, 2019